SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                                   Pursuant to
           Section 12(b) or (g) of the Securities Exchange Act of 1934



                            EXOBOX TECHNOLOGIES CORP.
             (Exact name of registrant as specified in its charter)

          Nevada                                         88-0456274
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)


                          6303 Beverly Hill, Suite 210
                              Houston, Texas 77057
                    (Address of principal executive offices)

                                 (713) 781-6173
               Registrant's telephone number, including area code

                                 With copies to:
                             Robert L. Sonfield, Jr.
                                Managing Director
                               Sonfield & Sonfield
                       770 South Post Oak Lane, Suite 435
                              Houston, Texas 77056

        Securities to be registered pursuant to Section 12(b) of the Act:
           Title of each class Name of each exchange on which to be so registered each class is to be registered:
                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:
                                  Common Stock
                                (Title of class)

         Exobox Technologies Corp., a Nevada corporation ("Exobox" or "Exobox Nevada") is furnishing this Registration Statement with respect to our outstanding shares of common stock, par value $0.001. Our common stock currently trades over the counter solely based upon unsolicited customer indications of interest. This registration statement is being filed with the Securities and Exchange Commission to cause the registrant to become a reporting issuer under the Exchange Act of 1934 in order to obtain quotation on the OTC Bulletin Board in compliance with the rules and regulations of the National Association of Securities Dealers, Inc. ("NASD").


                           FORWARD LOOKING STATEMENTS

         This Form 10-SB contains forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties and other factors that may cause Exobox or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements.

         In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this report to conform our prior statements to actual results.

         Further, this report contains forward looking statements that involve substantial risks and uncertainties. Such statements include, without limitation, all statements as to expectation or belief and statements as to our future results of operations, the progress of any research, product development and clinical programs, the need for, and timing of, additional capital and capital expenditures, partnering prospects, the protection of and the need for additional intellectual property rights, effects of regulations, the need for additional facilities and potential market opportunities. Our company' actual results may vary materially from those contained in such forward-looking statements because of risks to which we are subject, such as lack of available funding, competition from third parties, intellectual property rights of third parties, regulatory constraints, litigation and other risks to which we are subject


                                    BUSINESS

History and Organization

         The Registrant, Exobox was originally incorporated on December 8, 1999 in the State of Nevada under the name Kilis, Inc. On June 22, 2005, Kilis, Inc. changed its name to JinPin, Inc. On September 14, 2005, JinPin, Inc. changed its name to Exobox Technologies Corp. On September 15, 2005, a newly formed, wholly owned subsidiary of Exobox Nevada merged into Exobox Technologies Corp., a Delaware corporation ("Exobox Delaware") and the shareholders of Exobox Delaware received 3,513,825 shares of Exobox convertible preferred stock (2,392,915 shares of Series A convertible preferred stock and 1,120,910 shares of Series B convertible preferred stock). The majority shareholders were and are three directors, Scott Copeland, Reginald Goodman and Marc Pernia. The preferred shares are convertible after a 12 month period into shares of Exobox common stock, convertible at a rate of 92% of the outstanding common stock as of the date of conversion.

         As of the closing date, Exobox Nevada was a non-operating blank check or shell corporation controlled by Donald C. Bradley, his wife, Shirlene Bradley, and their son, Jeff Bradley. The number of shares issued and the terms of conversion were determined arbitrarily without any relation to actual value. As a result, the transaction has been accounted for as a recapitalization effected through a reverse merger, such that Exobox Delaware will be treated as the "acquiring" company for financial reporting purposes.

         This was immediately followed by the merger of Exobox Delaware into its corporate parent, Exobox Nevada. The following is a diagram of the transaction, generally referred to as a reverse triangular merger:

                                [GRAPHIC OMITTED]

         Delaware subsidiary merged with and into Nevada parent and the outstanding stock of Delaware subsidiary cancelled.

Note: (1) Originally incorporated as Kilis, Inc., name changed to JinPin, inc. followed by a name change to Exobox Technologies Corp.
         (2) Originally organized during November 2002 as a Texas limited liability company and succeeded by a Delaware corporation during June 2004.

         Exobox was established as a network security development and licensing company to capitalize upon the serious and growing need in the computer market for a reliable, efficient and effective proactive network security system capable of truly protecting computers from the menace of cyber threats such as Trojans, worms, viruses, spy ware and identity theft. Over the last three years, Exobox's technology has developed two revolutionary, proprietary, patent-protected software technologies to meet this need in a unique, proactive way, providing computers 100% of such protection without the need to update the computer's software once our company's network security software is installed. Our company's unique, proprietary approach to network security presents a paradigm shift from the largely ineffective "reactive" network security software currently available from others. Exobox's technology is a true solution, stopping all cyber threats. Further, it eliminates the need for CRC checking and viral database drive retroactive file scanning, while remaining totally transparent. As an added benefit, Exobox's technology does not require staff retraining or change or impede work flow. We intend to develop and market comprehensive product lines based on our revolutionary technology to make available complete and effective network security for all servers and computers using Exobox products.

         Exobox's research and development efforts over the last three years have resulted in the filing of nine (9) patent applications for Exobox's technology with additional patent applications forthcoming. During this period, we have become a client of The Houston Technology Center, a non profit organization responsible for helping to develop select businesses in the Houston area. Exobox's technology also has been evaluated and validated by several sources including the National Institute of Standards and Technology and OSR Open Systems Resources, Inc., the world leader in low level manipulation of the Windows environment. Following our validation of Exobox's technology, OSR signed an October 26, 2005, engagement agreement with our company under which OSR guarantees to deliver a complete Software Requirements Document to Exobox within 90 days for a set fee. Preliminary work on this project has begun between OSR and Exobox Personnel and the project officially commences on January 2, 2006.

Website

         Exobox maintains a web site at http://www.exobox.com.

Business Strategy

         Exobox, headquartered in Houston, Texas, was established as a network security development and licensing company to capitalize upon the serious and growing need in the computer market for a reliable, efficient and effective proactive network security system capable of truly protecting computers from the menace of cyber threats such as Trojans, worms, viruses, spy ware and identity theft. Over the last three years, Exobox has developed two revolutionary, proprietary, patent-protected software technologies to meet this need in a unique, proactive way, providing computers 100% of such protection without the need to update the computer's software once the our company's network security software is installed. Our company's unique, proprietary approach to network security presents a paradigm shift from the largely ineffective "reactive" network security software currently available from others. Exobox Technology is a true solution, stopping all cyber threats. It eliminates the need for Cyclic Redundancy Check ("CRC") checking and viral database drive retroactive file scanning, while remaining totally transparent. As an added benefit, Exobox Technology does not require staff retraining or change or impede work flow. We intend to develop and market comprehensive product lines based on our revolutionary Technology to make available complete and effective network security for all servers and computers using Exobox products.

         A checksum is a form of redundancy check, a very simple measure for protecting the integrity of data by detecting errors in data that is sent through space (telecommunications) or time (storage). It works by adding up the basic components of a message, typically the bytes, and storing the resulting value. Later, anyone can perform the same operation on the data, compare the result to the authentic checksum, and (assuming that the sums match) conclude that the message was probably not corrupted.

         The simplest form of checksum, which simply adds up the bytes in the data, cannot detect a number of types of errors. In particular, such a checksum is not changed by:

o        reordering of the bytes in the message,

o        inserting or deleting zero-valued bytes,

o        multiple errors that cancel out each other.

         More sophisticated types of redundancy check, including Fletcher's checksum, Adler-32, and cyclic redundancy checks (CRCs), are designed to address these weaknesses by considering not only the value of each byte but also its position. The cost of the ability to detect more types of error is the increased complexity of computing the checksum.

         These types of redundancy check are useful in detecting accidental modification such as corruption to stored data or errors in a communication channel. However, they provide no security against a malicious agent as their simple mathematical structure makes them trivial to circumvent. To provide this level of integrity, the use of a cryptographic hash function, such as SHA-256, is necessary. (Collisions have been found in SHA-1, currently the most popular choice, but there is no evidence as of 2005 that SHA-256 suffers similar weaknesses.)

         On UNIX there is a tool called "cksum" that generates both a 32 bit CRC and a byte count for any given input file.

Research and development

         Our company's research and development efforts over the last three years have resulted in the filing of nine (9) patent applications for our Technology with additional patent applications forthcoming. During this period, we have become a client of The Houston Technology Center, a non profit organization responsible for helping to develop select businesses in the Houston area. Our company's Technology also has been evaluated and validated by several sources including the National Institute of Standards and Technology and OSR Open Systems Resources, Inc., who is very experienced in low level manipulation of the Windows environment. Following its validation of our Technology, OSR signed an October 26, 2005, engagement agreement with our company under which OSR guarantees to deliver a complete Software Requirements and Design Document to Exobox within 90 days for a set fee of $375,000. Preliminary work on this project between OSR and Exobox personnel began last year, and the project officially commenced on January 2, 2006. To facilitate the project, we have provided OSR with the results of an industry survey, commissioned by our company from Wilson Research Group of San Carlos, California. Wilson Research Group was hired by our company to conduct a market survey of Fortune 400 companies to provide OSR the data needed to insure that OSR's design documents properly address specific current industry needs and concerns. Following completion of the design documents, Exobox will retain OSR to build our company's first generation of products for licensing to select businesses which in turn will license to end users. We currently are designing appropriate marketing materials to use in negotiations with prospective licensees.

         The Products. We have developed revolutionary, proprietary, proactive, patent-protected technology capable of providing reliable, efficient and effective network security against all cyber threats such as viruses, worms, Trojans, spy ware and identity theft ("Technology"). Our company's current Technology is the subject of nine (9) patent applications (7 U.S. patent applications and 2 international patent applications) with additional patent applications to be filed for our company in 2006 by Osha o Liang LLP, our company's outside patent counsel.

         The Exobox security approach enforces appropriate system and application behaviors by isolating and controlling real-time access to the file-system, memory, network and inter-process communication. This ensures that the security implemented is proactive, not reactive. Solutions, such as common anti-virus and anti-spy/ad-ware, that rely on a data-base of know signatures, provide security to the release of the most recent signature update.

         Initial Products

                  SUEZ Technology

                           Prototyped.

                           Validated by OSR and the Houston Technology Center
(HTC).

                          SUEZ (Safe User Environment Zone) is a software
                  product that stops all viral and Trojan threats. It is the world's first product of its kind that is proactive, not requiring a database of known malicious code. Specifically, unlike traditional reactive protection methods that rely on analyzing data and reacting to threats after they are identified, SUEZ creates an isolated user environment that protects the host environment from all unauthorized modifications (i.e., all information from external data sources are deemed to be malicious).

                           During January, 2004, Open Systems Resources ("OSR"),
                  having been presented a functional disclosure of the Exobox Technologies Corp. `SUEZ' technology and having made an examination of the proposed technology, produced a document confirming the `SUEZ' technology's validity.

                            OSR is actively developing the design documents for
                  SUEZ and anticipates completion of this phase of our company's development plan in or about March of 2006. Our company's outside patent counsel, Osha o Liang LLP, is actively pursuing U.S. and foreign patent protection for our company's SUEZ Technology.

                           From the SUEZ Technology, we expect to achieve a
                  comprehensive product line that protects end user computers from all types of cyber threats.

                  SOS Technology

                           Prototyped.

                           Validated by National Institute of Standards and
                  Technology and W. Boyd (a network securities expert in Washington D.C.). SOS (Secure Operating System) provides the same type of security that SUEZ does, but with a different approach better suited for servers rather than end user computer units. Like SUEZ, SOS is designed to keep computers completely safe from all known intrusion technologies without requiring additional hardware components or definition updates like reactive solutions that exist today.

                           Specifically, SOS proactively sequesters all
                  information received from external data sources. When SOS is activated, it creates a new secondary operating system from a master image, using volatile memory and data storage separate from those used by the primary operating system. While SOS is active, file downloads and other communications with external data sources (such as the Internet) are restricted to the secondary operating system, thereby securing the primary operating system from intrusion.

                           For example, a user running Windows(R) XP could
                  activate SOS to protect an Internet browsing session. Initially, a secondary operating system is loaded into a secondary operating environment, which includes allocated RAM and a data storage partition on a hard drive. The secondary operating system is provided with a connection to data storage, input and output peripherals, and a network bridge for accessing the Internet. As files are downloaded during the browsing session, they are stored either in RAM or the data storage partition and therefore never exist outside of the secondary operating environment. Accordingly, if any downloaded files contain malicious code, the code can only operate within the secondary operating environment. Whether SOS terminates normally or abnormally, the data storage partition is overwritten and a master image is used to establish the secondary operating system every time SOS is activated. Accordingly, when using a system with SOS active, the primary operating system is safe from intrusions.

                           Osha o Liang LLP is actively pursuing U.S. and
                  foreign patent protection for our company's SOS Technology. From the SOS Technology, we expect to achieve a comprehensive product line that protects servers from all types of cyber threats. We anticipate retaining OSR to develop our company's SOS product line in 2007.

         We executed and paid the first $75,000 payment called for under our engagement agreement with OSR Open Systems Resources, Inc. The Agreement, effective October 26, 2005, specifies that OSR will write our company's commercial software development plan and design documents for our first generation of market ready internet security solutions, focusing on viral and Trojan threats. OSR is the world leader in low level manipulation of the Windows(R) environment and has already examined and validated our company's underlying Technology for our first generation products. The company will pay the $300,000 balance of OSR's fee as set forth in the Agreement from funds currently retained by our company for this purpose. OSR also has agreed to develop and provide our company with a commercially viable product for the marketplace within 11 months after completion of the Software Requirements Document ("SRD"), for a turnkey fee of $2.65 million. Our company and OSR are working out a payment plan for this fee to provide a "seamless transition" from the design to product development phase. We believe the continued threat of internet viruses, Trojans and other cyber threats is a universal problem creating unlimited demand for our company's products.

         Exobox has filed nine (9) patent applications and three (3) trademark applications protecting our company's intellectual property. The trademark applications cover goods of "computer software for securing computer data and files from intrusion" and "computer software for internet and network security." Exobox has also secured ownership of additional website domain names, including www.exobox.com, www.exobox.us, www.exobox.info and www.exobox.biz. These filings continue Exobox's product development strategy to seek comprehensive United States and international intellectual property protection for our Technology and all related and derivative products. Exobox intends to continue protecting our intellectual property by filing patents covering new findings that may develop as a result of research and development, process improvements and various administration routes, in order to protect and enhance the original patents. We will continue this effort to bolster and extend our intellectual property position, including patent, copyrights, and trademarks.

         Exobox has retained Osha o Liang LLP, an internationally recognized intellectual property firm to continue this protection and to prosecute any potential additional U.S. and/or foreign patents for our Technology and all related or derivative products, stemming from our company's ongoing research and development.

         Upon Osha o Liang LLP's advice, we have intentionally omitted design details about our proprietary and confidential Technology covered by our previously filed patent applications which are not yet a matter of public record. Further, as our intellectual property counsel, Osha o Liang LLP, maintains all records associated with the previously filed patent applications. Confidential explanations and demonstrations of our company's proprietary Technology are reasonably available, upon request, for qualified entities under our company's Non-Disclosure Agreement (NDA).

         To insure our good and indefeasible title to our Technology, we have obtained comprehensive assignments of all right, title and interest in the Technology from all inventors, and confidentiality/non-disclosure agreements from all individuals and entities participating in the development, patenting and/or review of any and all aspects of the Technology. All inventors of Company Technology are committed to developing all future related products and patents, if any, on behalf of our company, and have employment agreements with our company which contain appropriate non-compete clauses.

         In our endeavor to develop commercially viable products from our proprietary Technology, we are very sensitive and serious about protecting our intellectual property position and ownership of all confidential, proprietary and secret information developed in-house or by contract, whether or not patentable. Such information is integral to the success of the business. All consultants, third party contractors, laboratories and contract scientists have been and will be engaged under agreements which protect the integrity of our company's intellectual property ownership position.

         Since the proprietary nature of our products, processes and Technology is important to our business success, we plans to vigorously prosecute and defend our patents and proprietary Technology.

Competition

         Antivirus Software such as that produced by Norton and McAfee is the most obvious competitor. On average anti-virus software currently available from some 20 sources is only about 60% effective in catching and/or eliminating viral threats. Today's Trojan scanners produced by at least 42 companies, the spy ware removal technology currently available from at least 11 companies and the spy ware prevention solutions offered by over 14 companies fare no better. Our company's Technology is 100% effective against viruses and also stops Trojan activity and Identity theft. Also, unlike other anti-virus software, our company's Technology never needs to be updated. Our company's Technology does not "scan" for malicious code and therefore is not dependent on a database of known threats. We do not believe that any other source of technology approaching the capability of our company's revolutionary, proprietary Technology exists or is in development today. Accordingly, we do not believe it will have any significant, merit-based, competition once our Technology is ready for sale or license to the Market and proof of our effectiveness is established in the industry.

Government Regulation

         Our company's principal products and services are not currently subject to government regulation.

Employees

         We presently have six (6) employees. We have used the services of our founders and directors to date.

Consultants

         MCC Financial Services Advisors, Inc., a Delaware corporation ("MCC") provides investor relations, media and public corporation advice to our company which will increase our public awareness.

         On November 1, 2005, Exobox and MCC executed MCC's standard agreement, for an original term of three months, and thereafter on a month to month basis, for MCC to provide these services to our company in exchange for $5,000 per month and 50,000 restricted shares of our Common Stock.

Insurance

         Our company has taken out health and dental insurance policies for 5 of its 6 employees as part of its overall employee benefits plan. The policies are through Humana Insurance Company of Lexington, Kentucky.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS AND
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Caution concerning "forward-looking" statements

         The following discussion should be read in conjunction with our financial statements.

         This prospectus contains forward-looking statements. Such forward-looking statements include statements regarding, among other things, (a) our projected sales and profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans, and (e) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "should," "expect," "anticipate," "estimate," "believe," "intend," or "project" or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur. In addition to the information expressly required to be included in this prospectus, we will provide such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

Combination with Exobox Delaware

         On September 14, 2005, JinPin, Inc. changed its name to Exobox. On September 15, 2005, Exobox acquired Exobox Delaware in exchange for 3,513,825 shares of Exobox convertible preferred stock (2,392,915 shares of Series A convertible preferred stock and 1,120,910 shares of Series B convertible preferred stock). On the effective date, all of the issued and outstanding shares of common stock of Exobox Delaware were converted into the 3,513,825 shares of preferred stock of Exobox with the Exobox Delaware shareholders owning 100% of Exobox's outstanding shares of preferred stock. The preferred shares are convertible after a 12 month period into shares of Exobox common stock, convertible at a rate of 92% of the outstanding common stock as of the date of conversion. As a result, Exobox Delaware will be treated as the "acquiring" company for financial reporting purposes. The accounting for the merger will be identical to that resulting from a reverse acquisition, such that no goodwill will be recorded.

         Since our combination with Exobox Delaware was accounted for as a recapitalization of Exobox Delaware, our management's discussion and analysis is based upon the financial condition and results of operation of Exobox Delaware for (i) the years ended July 31, 2005, and 2004, (ii) for the Period from October 21, 2002 (Inception) through July 31, 2005 and (iii) for the quarter ended October 31, 2005. Our management's discussion and analysis of financial condition and results of operations contain forward-looking statements, which involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the section entitled "Risk Factors" of this filing.

         We believe the following accounting policies are the most critical to our company, in that they are important to the portrayal of our financial statements and they require our company's most difficult, subjective or complex judgments in the preparation of our financial statements:

Revenue recognition

         We recognize revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. We are a development stage company and to date, we have not generated any revenue.

Recent accounting pronouncements

         In December 2004, the FASB issued SFAS No. 123 (R), "Accounting for Stock-Based Compensation" SFAS No. 123 ( R ) establishes standards for the accounting for transactions in which an entity exchanges our equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123 ( R ) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS No. 123 ( R ), only certain pro forma disclosures of fair value were required. SFAS No. 123 ( R ) shall be effective for small business issuers as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The adoption of this new accounting pronouncement is expected to have a material impact on the financial statements of Exobox during the calendar year 2006.

Plan of operations

         Our plan of operation for the twelve months following the date of this Registration is to complete the product development and roll out. Following our validation of our company's Technology, OSR signed an October 26, 2005, engagement agreement with our company under which OSR guarantees to deliver a complete Software Requirements and Design Document to Exobox within 90 days for a set fee of $375,000. Preliminary work on this project between OSR and Exobox personnel began last year, and the project officially commenced on January 2, 2006. Following completion of the design documents, Exobox will retain OSR to build our company's first generation of products for licensing to select businesses which in turn will license to end users. We currently are designing appropriate marketing materials to use in negotiations with prospective licensees.

         We executed and paid the first $75,000 payment called for under our engagement agreement with OSR Open Systems Resources, Inc. The Agreement, effective October 26, 2005, specifies that OSR will write our company's commercial software development plan and design documents for our first generation of market ready internet security solutions, focusing on viral and Trojan threats. OSR is the world leader in low level manipulation of the Windows(R) environment and has already examined and validated our company's underlying Technology for our first generation products. The company will pay the $300,000 balance of OSR's fee as set forth in the Agreement from funds currently retained by our company for this purpose. OSR also has agreed to develop and provide our company with a commercially viable product for the marketplace within 11 months after completion of the SRD, for a turnkey fee of $2.65 million. OSR Open Systems Resources, Inc. has quoted the figure of $2.65 million as our estimated fee to complete Exobox's initial product, once OSR has completed the related software requirements and design documentation. After consultation with OSR, Exobox concluded that $3 million would be an appropriate figure to provide the necessary funds, including any modifications and contingencies.

         We have entered into six employment contracts with our key employees for periods of one to two years. These contacts commit us to pay $593,500 in total of which $274,500 is applicable to the balance of our 2006 fiscal year.

            In the next 12 months, we also anticipate spending an additional $300,000 on administrative expenses, including fees payable in connection with the filing of this registration statement and complying with reporting obligations.

            Total expenditures over the next 12 months are therefore expected to be $3,300,000. We will require additional funding in order to cover all of our anticipated administrative expenses and to proceed with the development of our product. We anticipate that additional funding will be required in the form of equity financing from the sale of our common stock. However, we cannot provide investors with any assurance that we will be able to raise sufficient funding.


                              RESULTS OF OPERATIONS
    FOR THE YEAR ENDED JULY 31, 2005 COMPARED TO THE YEAR ENDED JULY 31, 2004

Revenue

         Exobox Delaware has had no revenues since inception.

Operating Expenses

         During the year ended July 31, 2005, Exobox Delaware's operating expenses decreased by $140,916 or 92% to $11,939 compared to $152,855, for the year ended July 31, 2005, with most of the decrease being attributable to the lack of research and development during 2005.. During 2005 Exobox Delaware expended $ Nil on Research and development compared to $ 137,195 in 2004. The lack of Research and development during the year ended July 31, 2005 is attributable solely to the maturation of our company's product evolution. By fiscal 2005 we had completed our research and had entered in the next stage of preparing our product for market. Other general and administrative costs were $11,939 for the year ended July 31, 2005 ($15,660 for 2004).

         During the period from October 21,2002 (Inception) to July 31, 2005 Exobox Delaware incurred operating expenses of $ 332,541 comprised of Research and development of $288,259 and Other general and administrative of $ 44,282.

         Exobox Delaware's net loss was $11,939 for the year ended July 31, 2005, $152,855 for the year ended July 31, 2004 and $332,541 for the period from October 21, 2002 (Inception) to July 31, 2005.


                   FOR THE THREE MONTHS ENDED OCTOBER 31, 2005
               COMPARED TO THE THREE MONTHS ENDED OCTOBER 31, 2004

Revenue

         Exobox Delaware has had no revenues since inception.

Operating Expenses

         Exobox Delaware incurred General and Administrative expenses of $164,090 for the three months ended October 31, 2005 ( $249 for the three months ended October 31, 2004). During three month period ended October 31, 2005, Exobox's operating expenses increased by $163,841 or 659% to $164,090 compared to $249, for the period ended October 31, 2005. The increase from 2004 to 2005 is a result of increased payroll, expenses, and economic activity during the first three months of 2005 as contrasted with the minimal activity during the first three months of 2004. During the three months ended October 31,2005 and 2004 Exobox expended $ Nil on Research and development.

         During the period from October 21,2002 (Inception) to July 31, 2005 Exobox Delaware incurred operating expenses of $ 496,631 comprised of Research and development of $288,259 and Other general and administrative of $ 208,372.

         Exobox's net loss was $ 164,090 for the three months ended October 31, 2005, and $249 for the three months ended October 31, 2004 and $496,631 for the period from December 8, 1999 (Inception) to October 31, 2005.

Liquidity and Capital Resources

         Our only assets as of October 31, 2005, were cash of $716,571, a copier carried at a cost of $3,961, a website carried at a cost of $2,333 and Patents carried at a cost of $56,533.

         We had total liabilities of $7,028 as of October 31, 2005, consisting of $4,015 of accounts payable and accrued expenses, $513 of payroll tax liabilities and $2,500 of loans payable to related parties.

         We had working capital of $784,543 as of October 31, 2005.

         We had a total accumulated deficit of $496,631 as of October 31, 2005.

         If we do not have sufficient funds to continue our operations as planned, we plan to scale down our operations and/or accrue salaries and expenses until additional financing can be raised. However, there can be no assurance that any new capital will be available to our company after previously announced investments are made, if at all, or that adequate funds for our company's operations, whether from our company's financial markets, or other arrangements will be available when needed or on terms satisfactory to our company. We have no commitments from officers, directors or affiliates to provide funding. The failure of our company to obtain adequate additional financing may require our company to delay, curtail or scale back some or all of our operations. Any additional financing may involve dilution to our company's then-existing shareholders.

         Effective September 20, 2005, we entered into a Securities Purchase Agreement with Manillo Investors, Ltd., a private investment firm based in Nevis, West Indies, to sell 20,000 unregistered shares of Series C Convertible Preferred Stock for a price of $25.00 per share, or a total of $500,000. The 20,000 shares of Series C Convertible Preferred Stock are convertible into 5% of the total number of outstanding shares of all classes of common stock immediately after conversion of all outstanding shares of Series A, Series B, and Series C Preferred Stock.

         The Securities Purchase Agreement provides that the shares will be purchased in 4 separate closings:

         * The first closing in the amount of $100,000 will be February 15, 2006.

         * The second closing in the amount of $100,000 shall be 45 days after the first closing or completion and delivery to the company of the Software Requirements and Design Document in the process of preparation by OSR, Open Systems Resources, Inc., whichever occurs later.

         * The third closing in the amount of $150,000 shall be 45 days after the second closing.

         * The fourth closing in the amount of $150,000 shall be 45 days after the third closing.

         We will use the proceeds from this financing, as it is received, as additional working capital.

Amounts Spent During Each of the Last Two Fiscal Years on Research and Development Activities

         No Research and Development expenditures were made during the quarter ended October 31, 2005. During the year ended July 31, 2004 we expended $137,195 on Research and development.


                                  RISK FACTORS

         The securities offered herein are highly speculative and should only be purchased by persons who can afford to lose their entire investment in our company. You should carefully consider the following risk factors and other information in this Prospectus before deciding to become a holder of our Common Stock. If any of the following risks actually occur, our business and financial results could be negatively affected to a significant extent.

         Our company's business is subject to many risk factors, including the following (references to "our," "we," and words of similar meaning in these Risk Factors refer to our company).

         The Financial Information presented throughout this Registration Statement is taken from our company's audited financial statements, unaudited pro forma financial statements and reviewed financial statements, provided under the heading "Financial Statements," unless otherwise stated.

We May Not be Able to Continue Our Business Operations Unless We Raise Additional Financing.

         We are a development stage company and as such have generated no revenues or profits to date. We depend to a great degree on the ability to attract external financing in order to develop our company's patent rights in connection with our software solutions. We anticipate the need for approximately $3,000,000 in additional financing to fund the completion of our product development. In arriving at the $3,000,000 figure our company relied up a quotation from OSR Open Systems Resources, Inc. of $2.65 million as its estimated fee to complete Exobox's initial product, after OSR has completed the related software requirements and design documentation. After consultation with OSR, Exobox concluded that $3 million would be an appropriate figure to provide the necessary funds, including any modifications and contingencies. Failure to obtain sufficient funding may result in our company not having a product available for sale.

We May Not Be Able to Meet Our Current and Future Liabilities and Remain in Operation Until We Receive Money In Connection With Subsequent Tranches.

         We had $716,571 of cash on hand at October 31, 2005, and required $7,028 for current liabilities. We had working capital of $784,543 at October 31, 2005. If we are delayed in raising additional capital because of delays in effectiveness of this registration statement, or for any other reason, we could be forced to abandon or curtail our planned research and development activities, and/or abandon or curtail our operations, and any investment in our company could be lost.

We Lack an Operating History Which You Can Use to Evaluate Us, Making Any Investment in Our Company Risky.

         Our company lacks an operating history which investors can use to evaluate our company's previous earnings. This makes it harder for you as an investor to predict how our company may do in the future. Therefore, an investment in our company is risky because we have no business history and it is hard to predict what kind of return our stock will have in the future, if at all.

To Develop our Software Solutions we will need to engage third party developers.

         We do not have the resources to directly conduct full clinical development, obtain regulatory approvals, or manufacture or commercialize any products, and we have no current plans to acquire such resources. Therefore, we depend upon others to carry out such activities. As a result, we anticipate that we may enter into collaborative agreements with third parties able to contribute to developing our technologies. Such agreements may limit our control over any or all aspects of development.

         To be profitable, we must successfully commercialize our technologies. They are however in the early stages of development and will require significant further research, development and testing, and are subject to the risks of failure inherent in the development of products based on innovative or novel technologies.

Our success is dependent upon our ability to protect our proprietary technologies.

         Our success is substantially dependent upon our proprietary technologies and our ability to protect our intellectual property rights. We currently have filed for nine (9) patents with the U.S. Patent Office that relate to software security solutions. We rely upon our patent applications and trade secret laws, non-disclosure agreements with our employees, consultants and third parties to protect our intellectual property rights. The complexity of patent and common law, combined with our limited resources, create risk that our efforts to protect our proprietary technologies may not be successful. We cannot assure you that our patent applications will be upheld or that third parties will not invalidate our patent rights. In the event our intellectual property rights are not upheld, such an event would have a material adverse effect on us. In addition, there is a risk that third parties may independently develop substantially equivalent or superior technologies.

Any litigation to protect our intellectual property or any third party claims to invalidate our patents could have a material adverse effect on our business.

         Our success depends on our ability to protect our intellectual property rights. In the future, it may be necessary for us to commence patent litigation against third parties whom we believe require a license to our patents. In addition, we may be subject to third-party claims seeking to invalidate our patents. These types of claims, with or without merit, may subject us to costly litigation and diversion of management's focus. In addition, based on our limited financial resources, we may not be able to pursue litigation as aggressively as competitors with substantially greater financial resources. Based on our limited financial resources, it may be necessary for us to engage third party professionals on a contingency basis pursuant to which such parties would be entitled to share in the proceeds of any successful enforcement of our intellectual property rights. If third parties making claims against us seeking to invalidate our patent are successful, they may be able to obtain injunctive or other equitable relief, which effectively could block our ability to license or otherwise capitalize on our proprietary technologies. Successful litigation against us resulting in a determination that our patent applications are invalid would have a material adverse effect on our company.

We May Be Unable To Successfully Compete Against Companies with Resources Greater Than Ours, If We Are Unable To Protect Our Patent Rights And Trade Secrets, Or If We Infringe On The Proprietary Rights Of Third Parties.

         Additionally, we will need to obtain patents on our technology to protect our rights to that technology. To obtain a patent on an invention, one must be the first to invent it or the first to file a patent application for it. We cannot be sure that the inventors of subject matter covered by patents and patent applications that we own or license were the first to invent, or the first to file patent applications for, those inventions. Furthermore, patents we own or license may be challenged, infringed upon, invalidated, found to be unenforceable, or circumvented by others, and our rights under any issued patents may not provide sufficient protection against competing drugs or otherwise cover commercially valuable drugs or processes.

         We seek to protect trade secrets and other un-patented proprietary information, in part by means of confidentiality agreements with our collaborators, employees, and consultants. If any of these agreements is breached, we may be without adequate remedies. Also, our trade secrets may become known or be independently developed by competitors.

Our Industry Is Competitive and As Such Competitive Pressures Could Prevent Us From Obtaining Profits, Forcing Us to Abandon or Curtail Our Business Plan and Possibly Liquidate Our Assets.

         One of the main factors in determining in whether our company will be able to realize any profits and/or be able to continue our business plan will be whether or not our company is able to successfully compete in the biopharmaceutical industry. The virus protection software industry is highly competitive and our company may be competing against companies with greater resources and more experience in the industry. If our company is unable to compete in the marketplace and fails to generate any profits, our company may be forced to liquidate our assets and any investment in our company could be lost.

We Rely Upon Key Personnel and If They Leave Our Company Our Business Plan and Our Business Operations Could Be Adversely Effected.

         We rely on Robert B. Dillon our President, Chief Executive Officer & Chairman of the Board; Scott Copeland our Vice President of Operations & Director; Reginald Goodman our Manager of Information Systems; Michael Wittenburg our Vice President of Marketing & Director; Marc Pernia our Chief Product Development Administrator & Director; Michael G. Wirtz, our Vice President of Administration and Barry Levine, CPA our Vice President & Chief Financial Officer, for the success of our company. Their experience and inputs create the foundation for our business and they are responsible for the directorship and control over our company's development activities. We currently have six (6) employment contracts and do not hold "key man" insurance on any of these people. Moving forward, should they be lost for any reason, we will incur costs associated with recruiting replacement personnel and could face potential delays in operations. If we are unable to replace them with other suitably trained individuals, we may be forced to scale back or curtail our business plan. As a result of this, your securities in our company could become devalued.

Investors May Face Significant Restrictions on the Resale of Our Common Stock Due to Federal Regulations of Penny Stocks.

         If our Common Stock is quoted on the OTC Bulletin Board, it will be subject to the requirements of Rule 15(g)9, promulgated under the Securities Exchange Act, as long as the price of our Common Stock is below $5.00 per share. Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990, also requires additional disclosure in connection with any trades involving a stock defined as a penny stock. Generally, the Commission defines a penny stock as any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than $5.00 per share. The required penny stock disclosures include the delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it. Such requirements could severely limit the market liquidity of the securities and the ability of purchasers to sell their securities in the secondary market.

Off-Balance Sheet Arrangements

         We do not have any off-balance sheet arrangements.


                            DESCRIPTION OF PROPERTIES

         Our company's current headquarters are located at 6303 Beverly Hill, Suite 210, Houston, Texas 77057. The premises are leased from an arms-length third party, pursuant to an oral month-to-month lease at the rate of $500 per month.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         We have 10,867,500 shares of common stock issued and outstanding as of the date hereof. The following table sets forth, as of such date, information with respect to shares beneficially owned by:

               |X|each person who is known by our company to be the beneficial owner of more than 5% of our outstanding shares of common stock;

               |X|each of our directors; |X|each of our named executive
                  officers; and |X|all of our directors and executive officers as a group.

         Beneficial ownership has been determined in accordance with Rule 13d-3 of the Exchange Act. Under this rule, shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option) within 60 days of the date of this table. In computing the percentage ownership of any person, the amount of shares includes the amount of shares beneficially owned by the person by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person does not necessarily reflect the person's actual voting power.

         To our best knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

         Name and Address                             Number and Class
         of Record Owner                               of Stock Owned                  % of Class(2)
         Scott R. Copeland                       887,131 Series A Pref.(1)              37.07%
         6303 Beverly Hill, Suite 210
         Houston, Texas 77057

         Reginald Goodman                        851,992 Series A Pref.(5)              35.60%
         6303 Beverly Hill, Suite 210
         Houston, Texas 77057

         Sherman Pernia                          232,120 Series A Pref.(5)              09.70%
         6303 Beverly Hill, Suite 210
         Houston, Texas 77057

         Marc Pernia                             253,034 Series B Pref.(3)(5)           20.55%
         6303 Beverly Hill, Suite 210
         Houston, Texas 77057

         Michael C. Wittenburg                   210,836 Series A Pref.                 08.81%
         6303 Beverly Hill, Suite 210
         Houston, Texas 77057

         First Brampton Corporation(4)           210,836 Series A Pref.                 08.81%
         6303 Beverly Hill, Suite 210
         Houston, Texas 77057

         Michael G. Wirtz                        24,319  Series B Pref                  01.98%
         6303 Beverly Hill, suite 210
         Houston, Texas 77057

         Barry Levine                            35,136 Series B Pref.                  02.85%
         1466 Sugar Creek Blvd.
         Sugarland, Texas  77478

         James Metts                             175,680 Series B Pref.                 14.27%
         6703 Trimstone Drive
         Pasadena, Texas 77505

         Danny R. Hughes                           70,272 Series B Pref.                         05.89%
         P.O. Box 326
         Rising Star, Texas 76471

         Richard A. Evans                         81,984 Series B Pref.                          06.84%
         1709 Haver
         Houston, Texas 77006

         Mark Copeland                            70,272 Series B Pref.                          05.71%
         1710 Effie Lane
         Pasadena, Texas 77502

         William L. Sklar                       1,350,000 Common                        12.42%
         513 Roselawn Avenue
         Toronto, ON, Canada  M5N 1K2

         Donald C. Bradley(6)                     450,000 Common                        4.14%
         9116 Covered Wagon Drive
         Las Vegas, Nevada 89117

         Shirlene Bradley(6)                      337,500 Common                        3.11%
         9116 Covered Wagon Drive
         Las Vegas, Nevada 89117

         Jeff Bradley(6)                          450,000 Common                        4.14%
         9116 Covered Wagon Drive
         Las Vegas, Nevada 89117

         Directors & Officers                  147,190,416 Common                       40.60%
         as a Group as converted to Common
         -------------------------------

(1) Series A Preferred is convertible 12 months after issue into Class A Common. The shares of Series A Preferred, along with the shares of Series B Preferred, are convertible into 97% of the total outstanding common before the issuance of any shares of Series C Preferred and before the issuance of any additional Series B Preferred. The Series A Preferred votes on an as converted basis. The Class A Common is entitled to 100 votes per share.
(2)               Based upon 2,392,915 Series A Preferred and 1,231,060 Series
                  B Preferred outstanding.
(3) Series B Preferred is convertible 12 months after issue into Common that, along with the Class A Common, equals 97% of the total outstanding common stock before the issuance of any shares of Series C Preferred and before the issuance of any additional Series A or Series B Preferred. The Series B Preferred votes on an as converted basis.
(4) Robert B. Dillon has dispositive authority over the securities owned by First Brampton Corp. and disclaims any beneficial interest. First Brampton Corp. is 100% owned by Robert B. Dillon 2005 Trust. Its Delaware Agent for Service is IncPlan
                  (USA), Trolley Square, Suite 26C, Wilmington, DE 19806, (302) 428-1200.
(5) Since Mr. Goodman and Dr. Sherman Pernia are no longer members of the Board of Directors, they lose their special voting rights pertaining to the Series A Preferred, even though their shares are still Series A preferred. Their common stock, after conversion will vote as regular Common Stock. Marc Pernia's Series B Preferred shares do not change to Series A Preferred shares even though he is a director, since he was not an original director.
(6) Each member of the Bradley family claims sole dispositive control of their respective shares.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table and subsequent discussion sets forth information about our directors and executive officers:

         NAME                             AGE        POSITION
         ----------------------------------------------------
         Robert B. Dillon                 56         President, Chief Executive Officer and Chairman of the Board
         Scott Copeland                   40         Vice President of Operations and Director
         Reginald Goodman                 33         Manager of Information Systems
         Michael Wittenburg               57         Vice President of Marketing, Secretary, Treasurer and Director
         Marc Pernia                      38         Chief Product Development Administrator and Director
         Michael G. Wirtz                 45         Vice President-Administration
         Barry Levine, CPA                51         Vice President and Chief Financial Officer

         Robert B. Dillon, a 1971 graduate of the University of Texas and a 1974 graduate of the University of Texas School of Law, is a practicing attorney and seasoned executive with thirty (30) years of litigation and transactional experience.

         Scott Copeland, a co-founder of Exobox and co-inventor of our technology, is an expert programmer with world-wide experience in internet security gained during his employment with Compaq, Gateway, Matrix and Axis Host. Mr. Copeland was self employed as an independent computer consultant from June 2004 but worked primarily on Exobox Technologies Corp. software

         Reginald Goodman is a founding member of Exobox and co-inventor of our company's SOS technology and S.U.E.Z technology. Mr. Goodman is an experienced programmer, especially knowledgeable in the tools and techniques of computer hacking. Mr. Goodman has been instrumental in identifying the security problems and developing the solutions to the problems addressed by the SOS technology. Mr. Goodman achieved his A+ certification at TechSkills in Houston, Texas in 2002 and has programmed and designed 5 websites over the last 4 years, including Exoboxtech.com. He has helped develop and implement the prototype version of the SOS technology and successfully demonstrate our operation to the U.S. Department of Commerce and the National Institute of Standards & Technology. Mr. Goodman runs a test bed version of the SOS technology for the company which over the past year has yet to be compromised by malicious code. Mr. Goodman was self employed as a computer consultant from June 2004 through August 2004. From September 2004 to December 2004, he worked for Kelly Temporary Services doing warehouse work. From January 2005 to September 2004, Reggie was self employed as an independent computer consultant. During the periods he was self employed he worked primarily on Exobox Technologies Corp. software.

         Michael Wittenburg earned a B.A. from the Warburg College and management training at the University of Iowa and Harvard University. He is an experienced and successful marketing and management professional with over 20 years of responsibility for marketing products internationally for such companies as Dornier Medical, a subsidiary of Daimler Benz A.G., Stuttgart, Germany; Edap Technomed Inc., Lyon France and PET (Positron Emission Tomography) Scans of America.

         Marc Pernia is a Senior Unix Systems Administrator with an A.S. degree in Computer Science from Foothill College in 1994 and Computer Science studies at Stanford University, has extensive computer systems program development and administrative experience in the industry over the last 10 years for such Silicon Valley entities as Electronic Arts, Mind Source, the SETI Institute and the NASA Ames Research Center, as well as considerable experience in the configuration and maintenance of such software applications as Veritas, Weblogic, Netscape, iPlanet, Marimba, LDAP and *SQL, Tomcat, Apache and WebX. Mr. Pernia was self employed as an independent computer consultant from June 2004 through September 2005 but worked primarily on Exobox Technologies Corp. software.

         Michael G. Wirtz is a 1984 MBA graduate of Texas Tech University who also earned a B.S. degree in Accounting from the University of Mary. He is a financial professional with experience as a corporate comptroller for a group of marine companies and previously managed another public corporation.

         Barry Levine is a certified public accountant and principal in the firm Levine & Company, P.C., with a B.A. in Accounting and Finance from the University of South Florida in 1978. Mr. Levine has over 25 years experience in the financial accounting, tax planning and in-house comptroller services for both small and large businesses.

Scott Copeland                      Exobox Technologies Corp.        10-1-05 to present
                                    Exobox Technologies LLC          12/2002 to 6-2004

Reginald Goodman                    Exobox Technologies Corp.        10-1-05 to present
                                    Exobox Technologies LLC          12/2002 to 6-2004
                                    Baker Tanks                      11/1996 to 12/2002

Sherman Pernia                      Sherman D. Pernia, Esq.          Past 5 years

Marc Pernia                         Exobox Technologies Corp.        10-1-05 to present
                                    Exobox Technologies LLC          7/2003 to 6-2004
                                    Electronic Arts, Inc.            10/1999 to 8/2002

Robert B. Dillon                    Self Employed
                                    Exobox Technologies Corp.        10-1-05 to present

Michael C. Wittenburg               Exobox Technologies Corp.        10-1-05 to present
                                    MASTERPLAN, Chatsworth, GA       2004-2005
                                    U.S. HealthWorks, Atlanta, GA    2002-2003
Michael G. Wirtz                    Exobox Technologies Corp.        10-1-05 to present
                                    Self Employed                    Past 5 years

Barry Levine                        Levine & Company, PC             Past 5 years

James Metts                         Millennium Design, Inc.          Past 5 years

Danny R. Hughes                     CVS Pharmacy                     1-2005 to present
                                    Best Med Pharmacy, Inc.          1-1999 to 12-2004

Richard Evans                       Self Employed                    Past 5 years

Mark Copeland                       Kaneka Texas Corporation  Past   5 years

William L. Sklar                    Willmar Management Group         Past 5 years
                                    PaperFree Medical Solutions,     9-2004 to present
                                    Pathogenics, Inc. (Director)     1-2005 to present
                                    Radiate Research (Director)      10-2005 to present

                             EXECUTIVE COMPENSATION

Compensation of Executive Officers

         Until October of 2005, there has been no compensation awarded to, earned by or paid to any executive officer. Since October 12, 2005, we had six
(6) employees. We have a compensatory plan in effect for stock options.

                           SUMMARY COMPENSATION TABLE

                                                                                Securities
  Name & Principal
      Position                                                         Other Annual      Underlying        All Other
                              Year              Salary      Bonus      Compensation        Options       Compensation
--------------------- ---------------------- ------------- --------- ----------------- ---------------- ----------------
Robert B. Dillon      Year ended 7/31/05       $16,000        -             -                 -                -
Chairman, CEO,                                    -           -             -                 -                -
Pres. & Director                                  -           -             -                 -                -

Scott Copeland        Year ended 7/31/05       $16,000        -             -                 -                -
Vice                                              -           -             -                 -                -
President-Operations                              -           -             -                 -                -
& Director

Michael C.            Year ended 7/31/05       $16,000        -             -                 -                -
Wittenburg                                        -           -             -                 -                -
Vice                                              -           -             -                 -                -
President-Marketing
& Director

Marcos Pernia         Year ended 7/31/05       $15,000        -             -                 -                -
Chief Product                                     -           -             -                 -                -
Developmt Admin. &                                -           -             -                 -                -
Director

Michael G. Wirtz      Year ended 7/31/05       $13,500        -             -                 -                -
Vice                                              -           -             -                 -                -
President-Admin.                                  -           -             -                 -                -

Barry Levine          Year ended 7/31/05          -           -             -                 -                -
V. Pres. & CFO                                    -           -             -                 -                -
                                                  -           -             -                 -                -

Compensation Subject to Last Fiscal Year

         For the quarter ended October 31, 2005, Robert B. Dillon was compensated $16,000, Scott Copeland has been compensated $16,000, Michael C. Wittenburg has been compensated $16,000, Marcos Pernia has been compensated $15,000, and Michael G. Wirtz has been compensated $13,500.

------------------------------------------------- ------------------ -------------- -------------------------
           Name & Principal Position
                                                   Effective Date                     Monthly Compensation
                                                    of Contract            Term
------------------------------------------------- ------------------ -------------- -------------------------
Robert B. Dillon                                  October 1, 2005       2 years              $6,000
Chairman, CEO, Pres. & Director
------------------------------------------------- ------------------ -------------- -------------------------
Scott Copeland                                    October 1, 2005       2 years              $6,000
Vice President-Operations & Director
------------------------------------------------- ------------------ -------------- -------------------------
Michael C. Wittenburg                             October 1, 2005       2 years              $6,000
Vice President-Marketing & Director
------------------------------------------------- ------------------ -------------- -------------------------
Marcos Pernia                                     October 1, 2005       1 year               $5,000
Chief Product Developmt Admin. & Director
------------------------------------------------- ------------------ -------------- -------------------------
Michael G. Wirtz                                  October 1, 2005       2 years              $3,500
Vice President-Admin.
------------------------------------------------- ------------------ -------------- -------------------------
Reginald Goodman                                  October 1, 2005       1 year               $4,000
------------------------------------------------- ------------------ -------------- -------------------------

            We did not grant compensation in the form of stock options to the chief executive officer or the other executive officers listed within the Summary Compensation Table during fiscal year ended July 31, 2005 and during the quarter ending October 31, 2005. We have no outstanding exercised or unexercised stock options granted for compensation to any executive officer and as such has no aggregated option exercises in the last fiscal year or fiscal year end stock option value to report related to compensation. We did not provide compensation awards under any long-term incentive plan in fiscal year ended July 31, 2005 or during the quarter ended October 31, 2005.

Director Compensation

         Directors do not receive any compensation for serving as directors. All directors are reimbursed for ordinary and necessary expenses incurred in attending any meeting of the board of directors or any board committee or otherwise incurred in their capacities as directors.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Robert B. Dillon has dispositive authority over the securities owned by First Brampton Corp. and disclaims any beneficial interest. First Brampton Corp. is 100% owned by Robert B. Dillon 2005 Trust. Its Delaware Agent for Service is IncPlan (USA), Trolley Square, Suite 26C, Wilmington, DE 19806,
(302) 428-1200.

         Dr. Sherman Pernia and Marc Pernia are father and son.

         Scott Copeland and Mark Copeland are brothers.

         Donald C. Bradley and Shirlene Bradley are husband and wife. Jeff Bradley is the son of Donald C. and Shirlene Bradley.

                            DESCRIPTION OF SECURITIES

General

         Our Articles of Incorporation authorize us to issue 500,000,000 shares of common stock, $.001 par value, of which an unspecified number may be designated Class A Common, and 10,000,000 shares of preferred stock, $.001 par value, of which 2,500,000 shares have been designated Series A Convertible Preferred Stock, 1,500,000 shares have been designated Series B Preferred Stock and 20,000 shares have been designated Series C Preferred Stock.

Common Stock

         As of December 9, 2005 there were 10,867,500 shares of common stock issued and outstanding that was held of record by approximately 25 stockholders and 351,382,500 shares of Class A Common Stock and Common Stock are reserved for issuance upon conversion of outstanding shares of Series A, Series B and Series C Convertible Preferred Stock held by approximately 69 shareholders.

         Holders of Common stock are entitled to one vote per share on all matters to be voted upon by the shareholders and holders of Class A Common Stock are entitled to 100 votes per share. Except as otherwise provided by law, the holders of shares of common stock vote as one class.

         Our officers and directors beneficially own shares of Series A Convertible Preferred Stock that are convertible into Class A Common Stock and vote on an "as-converted" basis. As a result, the holders of the Series A Convertible Preferred Stock control almost 98% of our voting power and thus will be able to control the outcome of all our corporate actions requiring shareholder approval (other than corporate actions required to be approved by a vote of the holders of shares of common stock voting as a separate class), including elections of directors and amendments to our Articles of Incorporation and Bylaws. See "Risk Factors--Corporate Governance Controlled by Insiders"

         Subject to preferences that may be applicable to any outstanding series of preferred stock, all holders of common stock are entitled to receive ratably any dividends declared by our board and participate in any liquidation, dissolution or winding up of the company.

         Except for the voting rights for Class A Common Stock, each share of Common Stock shall have the same relative powers, preferences and rights as, and shall be identical in all respects with, all our other shares of common stock.

         Shares of Class A Common Stock convert to shares of common stock in certain circumstances, including (i) upon sale or other transfer, (ii) at the time the holder of shares of Class A Common Stock ceases to be affiliated with our company, and (iii) upon the sale of the shares in a registered public offering.

Preferred Stock

         We are authorized to issue 10,000,000 shares of preferred stock in one or more series. Our board of directors may determine the preferences, voting powers, qualifications and special or relative rights or privileges of any series before the issuance of any shares of that series without any further vote or action by the stockholders. Our board, without shareholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of our company. Our board of directors shall determine the number of shares constituting each series of preferred stock and each series shall have a distinguishing designation.

         Series A Convertible Preferred Stock. We have designated 2,500,000 shares as Series A Convertible Preferred Stock." The shares of the Series A Preferred Stock rank prior to the common stock, and prior to any class or series of capital stock now outstanding or hereafter created. No dividends shall be payable to the holder of shares of Series A Preferred Stock, except dividends in liquidation. Each share of Series A Preferred Stock has the number of votes equal to the number authorized by the shares of Class A Common Stock into which such share of Series A Preferred Stock is then convertible. Except as otherwise required by law, the holders of shares of Common Stock and Series A Preferred Stock shall vote together and not as separate classes.

         Series A Preferred is convertible 12 months after issue into Class A Common. The shares of Series A Preferred, along with the shares of Series B Preferred, are convertible into 97% of the total outstanding common before the issuance of any shares of Series C Preferred and before the issuance of any additional Series B Preferred. The Series A Preferred votes on an as converted basis. The Class A Common is entitled to 100 votes per share.

         Series B Preferred Stock. We have designated 1,500,000 shares as Series B Convertible Preferred Stock. The shares of the Series B Preferred Stock rank prior to the common stock; and prior to any class or series of capital stock now outstanding or hereafter created. No dividends shall be payable to the holder of shares of Series B Preferred Stock. except dividends in liquidation. Each share of outstanding Series B Preferred Stock has the number of votes equal to the number of shares of Common Stock into which such share of Series B Preferred Stock is then convertible. Except as otherwise required by law or by the Articles, the holders of shares of Common Stock and Series B Preferred Stock shall vote together and not as separate classes.

         Series B Preferred is convertible 12 months after issue into Common Stock that, along with the Class A Common, equals 97% of the total outstanding common before the issuance of any shares of Series C Preferred and before the issuance of any additional Series A or Series B Preferred. The Series B Preferred votes on an as converted basis.

         Series C Preferred Stock. We have designated 20,000 shares as Series C Convertible Preferred Stock each in the Face Amount of $25.00. No dividends shall be payable to the holders of shares of Series C Preferred Stock.

         The Shares of Series C Preferred Stock are collectively convertible into five (5%) percent of the total number of outstanding shares of all classes of Common Stock immediately after conversion of all outstanding shares of Series A, Series B, and Series C Preferred Stock.

Transfer Agent

         Our transfer agent and registrar for our common stock and preferred stock is Cottonwood Stock Transfer Corporation, 5899 South State Street, Salt Lake City, Utah 84107.


                                     PART II

                MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                  COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         We have no current public offering and no proposed public offering of our common stock. This registration statement is being filed with the Securities and Exchange Commission to cause Exobox to become a reporting issuer under the Exchange Act of 1934 in order to obtain quotation on the OTC Bulletin Board in compliance with the rules and regulations of the NASD. The OTC Bulletin Board differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. To qualify for listing on the OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor our company for listing on the OTC Bulletin Board. We currently have contacted Legacy Trading to make a market in our securities.

         Our company's stockholders adopted the 2005 Directors, Officers and Consultants Stock Option, Stock Warrant and Stock Award Plan, which allows for the issuance of stock options for up to 1,630,125 shares of our common stock to directors, executive officers, employees and consultants of our company who are contributing to our company's success. As of December 9, 2005, Warrants for 4,500,000 shares of Common Stock at the option price of 20 cents per share, payable to our company, were outstanding.

Stockholders

         As of December 9, 2005, we had approximately 25 stockholders of record of common stock and 69 stockholders of record of preferred stock.

Dividends

         To date, we have never declared or paid any cash dividends nor do we expect to pay any dividends in the near future. Our current policy is to retain our earnings, if any, to provide funds for operating and expansion of our business. This policy will be reviewed by our board of directors from time to time in light of our earnings and financial position.


                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings; however, Exobox received a communication from a Las Vegas lawyer threatening to commence litigation against Exobox, Exobox's counsel, Exobox's transfer agent and other named and unnamed persons claiming an ownership interest in shares of common stock of Exobox owned by three other shareholders of record. It is unknown to Exobox's management whether or not the claimant has any interest in the shares of common stock owned by the other three shareholders. If named as a defendant, Exobox will defend vigorously.


                     RECENT SALES OF UNREGISTERED SECURITIES

         During the last three years, we have issued unregistered securities in the transactions described below. These securities were offered and sold by us in reliance upon the exemptions provided for in Section 4(2) of the Securities Act, relating to sales not involving any public offering. The sales were made to a limited number of accredited purchasers without the use of an underwriter and the certificates representing the securities sold contain a restrictive legend that prohibits transfer without registration or an applicable exemption. The recipients of securities in each such transaction represented they were sophisticated, had access to adequate information about our company and their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising.

Transactions Prior to Merger with JinPin, Inc.

         In June 2004, Exobox Delaware issued 5,000,000 shares of common stock at par for no cash. 4,250,000 shares were issued to the former members of Exobox Technologies LLC so that each member's equity interest in the LLC would carry forward to the Corporation. 750,000 shares were issued to non-LLC members for their contributions to Exobox Delaware.

Transactions in connection with the JinPin, Inc. Merger

         On September 15, 2005, Exobox Delaware entered into a merger agreement with Exobox Technologies Corp., a Nevada corporation (formerly, JinPin, Inc.) ("Exobox") whereby Exobox acquired 100% of the issued and outstanding common shares of Exobox Delaware in exchange for 3,513,825 shares of Exobox convertible preferred stock (2,392,915 shares of Series A convertible preferred stock and 1,120,910 shares of Series B convertible preferred stock). The Series A and B convertible preferred shares have the same voting rights as the common shares. The preferred shares are convertible after a 12 month period at a rate of 92% of the outstanding common stock as of the date of conversion.

Transactions Subsequent to the JinPin, Inc. Merger

         Effective October 21, 2005, we completed the private sale of 50 Units at $20,000 per Unit, each Unit consisting of 2,202.985824 shares of Series B Convertible Preferred Stock and Warrants to purchase 90,000 shares of Common Stock, for total current proceeds to our company of $1,000,000. The Warrants are immediately detachable and exercisable at any time on or after October 31, 2006, through October 31, 2010. If fully exercised, the Warrants will produce an additional $900,000 for our company.

         We also have entered into a Securities Purchase Agreement which, when completed, will raise an additional $500,000 for our company. See Results of Operations for the Three Months Ended October 31, 2005 Compared to the Three Months Ended October 31, 2004 - Liquidity and Capital Resources."

         The issuance of the shares of our common stock and the reservation of shares of common stock to be issued upon exercise of the warrants issued in the private placement was not registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption from registration contained in Section 4(2) of the Act and Regulation D promulgated thereunder. The securities may not be offered or sold in the United States in the absence of an effective registration statement, or exemption from the registration requirements, under the Securities Act.

         The sales were made to a limited number of purchasers without the use of an underwriter and the certificates representing the securities sold contain a restrictive legend that prohibits transfer without registration or an applicable exemption. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate stop orders were placed with the transfer agent. The sales of these securities were made without general solicitation or advertising.

         No underwriters were involved in any of the foregoing distributions of securities.

Securities Purchase Agreement with Manillo Investors, Ltd.

         On the 10th day of February 2006, Exobox issued 4,000 shares of Series C Convertible Preferred Stock for the cash sum of One Hundred Thousand Dollars ($100,000) pursuant to the terms of the Securities Purchase Agreement dated as of September 20, 2005 between Exobox and Manillo Investors, Ltd. described in the section "Management's Discussion and Analysis and Results of Operations and Financial Condition" under subheading "Liquidity and Capital Resources."

Transactions with MCC Financial Services Advisors, Inc.

         Effective November 1, 2005, we entered into a letter agreement with MCC Financial Services Advisors, Inc., a Delaware corporation ("MCC"). MCC was engaged to provide our company investor relation services. The initial term of the agreement is for a period of three months commencing November 1, 2005 which shall automatically be renewed for successive terms of one month each unless cancelled by either of the parties. Exobox agreed to compensate MCC with a cash payment of $5,000 per month and a one-time payment of 50,000 restricted shares of common stock of Exobox. The shares were issued March 8, 2006.


                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         As permitted by Nevada law, our company's Amended and Restated Articles of Incorporation, as amended, provide that we will indemnify our directors and officers against expenses and liabilities as they are incurred to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been our company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

                                    PART F/S

                            EXOBOX TECHNOLOGIES CORP.
                   (FORMERLY KNOWN AS EXOBOX TECHNOLOGIES LLC)
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                                   (Unaudited)

                                                                                                       October 31,       July 31,
                                                                                                          2005             2005
                                                                                                    ---------------- --------------
                                              ASSETS
Current assets:
   Cash                                                                                             $      716,571  $           54
    Prepaid expenses                                                                                        75,000                -
                                                                                                    --------------   --------------
Total current assets                                                                                       791,571               54


Property and equipment, net                                                                                  3,961                -

 Other assets:
   Patents                                                                                                  66,533           54,033
   Intangibles
                                                                                                             2,333                -
                                                                                                    ---------------- --------------
TOTAL ASSETS                                                                                        $      864,398       $  54,087
                                                                                                    ==============       =========


                               LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable to stockholders                                                                 $        4,015   $        7,178
   Advances from stockholders
                                                                                                             2,500            5,450
   Accrued expenses
                                                                                                    ----------------
                                                                                                               513                -
                                                                                                               ---                -
     Total current liabilities                                                                               7,028
                                                                                                                             12,628

Commitments                                                                                                      -
                                                                                                                                  -

STOCKHOLDERS' EQUITY:
  Preferred stock, $0.001 par, 10,000,000 shares authorized Series A convertible preferred stock (2,500,000 shares authorized,
         2,392,915 shares issued and outstanding)                                                            2,393
                                                                                                                                  -
         Series B convertible preferred stock (2,000,000 shares authorized,
         1,228,856 shares issued and outstanding)                                                            1,229
                                                                                                                                  -
         Series C convertible preferred stock (20,000 shares authorized,
         None issued and outstanding)
    Common stock, $0.001 par value, 500,000,000 and 10,000,000 shares authorized,
      10,867,500 and 5,000,000 shares issued and outstanding                                                10,868            5,000
  Additional paid-in capital                                                                               1,339,511        369,000
  Deficit accumulated during the development stage                                                        (496,631)       (332,541)
                                                                                                    ---------------  --------------
    Total stockholders' equity                                                                             857,370
                                                                                                    --------------
                                                                                                                             41,459

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                          $      864,398       $   54,087
                                                                                                    ================ ==============


                            EXOBOX TECHNOLOGIES CORP.
                   (FORMERLY KNOWN AS EXOBOX TECHNOLOGIES LLC)
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENTS OF EXPENSES
        For the Three Months Ended October 31, 2005 and October 31, 2004
                        And Inception to October 31, 2005
                                   (Unaudited)

                                                                  3 Months              3 Months             Inception To
                                                                    Ended                 Ended
                                                                October 31,           October 31,           October 31,
                                                                   2005                  2004                   2005
                                                             ------------------    ------------------ -- -------------------
Research and development                                     $              -      $              -      $          288,259
Other general and administrative                                      164,090                   249                  208,372
                                                             ----------------      ----------------      -------------------

Net loss                                                     $       (164,090)     $           (249)     $         (496,631)
                                                             ================      ================      ===================

Net loss per common share                                    $  (0.02)                           (0.00)  $    (0.08)

Weighted average share outstanding                                  7,933,750             5,000,000               4,506,205



                            EXOBOX TECHNOLOGIES CORP.
                   (FORMERLY KNOWN AS EXOBOX TECHNOLOGIES LLC)
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
        For the Three Months Ended October 31, 2005 and October 31, 2004
                        And Inception to October 31, 2005
                                   (Unaudited)


                                                                               3 Months              3 Months       Inception To
                                                                                Ended                Ended
                                                                          October 31,             October 31,       October 31,
                                                                                2005                  2004             2005
                                                                          ------------------    ----------------- ----------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                  $      (164,090)      $         (249)        $(496,631)
Adjustments to reconcile net loss to net
   cash used in operating activities:
     Increase in prepaid assets                                                   (75,000)                    -          (75,000)
     Increase/(decrease) in accounts payable to stockholders                       (3,162)                  249             4,016
     Increase in accrued expenses                                                     513                     -               513
                                                                          ---------------       ---------------   ----------------

NET CASH USED IN OPERATING ACTIVITIES                                            (241,739)                    -         (567,102)

CASH FLOWS FROM INVESTING ACTIVITIES
   Investment in patents                                                          (12,500)                    -         (66,533)
   Investment in intangible assets                                                 (2,333)                    -           (2,333)
   Purchases of property and equipment                                             (3,961)                    -           (3,961)
                                                                          ----------------      ---------------   ---------------
NET CASH USED IN INVESTING ACTIVITIES                                             (18,794)                    -          (72,827)

CASH FLOWS FROM FINANCING ACTIVITIES
   Capital contributions                                                           980,000                    -         1,354,000
   Advances from stockholder                                                              -                   -             6,450
   Repayment of advances from stockholders                                         (2,950)                    -           (3,950)
                                                                          ----------------      ---------------   ---------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                          977,050                              1,356,500


NET CHANGE IN CASH                                                                 716,517                               716,571
   Cash balance, beginning                                                              54                    -                -
                                                                          ----------------      ---------------   ---------------

   Cash balance, ending                                                   $        716,571      $             -    $    716,571
                                                                          ================      ===============   =============


SUPPLEMENTAL DISCLOSURES:
   Cash paid for interest                                                 $             -       $             -   $           -
   Cash paid for income taxes                                             $             -       $             -   $           -


                            EXOBOX TECHNOLOGIES CORP.
                   FORMERLY KNOWN AS EXOBOX TECHNOLOGIES LLC)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Basis of presentation. The accompanying unaudited interim financial statements of Exobox have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission ("SEC"), and should be read in conjunction with the audited financial statements and notes thereto contained in Exobox Annual Financial Statements filed with the SEC on Form 10-SB. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for the most recent fiscal year ended July 31, 2005, as reported in the Form 10-SB, have been omitted.

Nature of business. Exobox Technologies Corp. (formerly known as Jin Pin, Inc.) ("Exobox") was incorporated in Nevada on December 8, 1999 (Inception). On September 14, 2005, JinPin, Inc. changed its name to Exobox Technologies Corp. ("Exobox"). On September 15, 2005, Exobox acquired Exobox Technologies Corp., a Delaware corporation ("Exobox Delaware") in exchange for shares of Exobox convertible preferred stock. The preferred shares are convertible after a 12 month period at a rate of 92% of the outstanding common stock of Exobox. As of the closing date, Exobox was a non-operating shell company. As a result, the transaction has been accounted for as a recapitalization of Exobox Delaware effected through a reverse merger, such that Exobox Delaware will be treated as the "acquiring" company for financial reporting purposes.

Exobox's fiscal year ends July 31.

Use of Estimates. In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and expenses in the statement of expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents. For purposes of the statement of cash flows, Exobox considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Property and equipment. Property and equipment is comprised of office equipment and is depreciated on a straight-line basis over their estimated useful lives.

Intangible assets. Intangible assets are comprised of website design and development costs and are amortized on a straight-line basis over useful lives of three years.

Revenue Recognition. Exobox recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. For the period from Inception to October 31, 2005, Exobox had no revenues.

Income Taxes. Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Recent Accounting Pronouncements. Exobox does not expect the adoption of recently issued accounting pronouncements to have a significant impact on our results of operations, financial position or cash flow.


NOTE 2 - GOING CONCERN

From Inception to October 31, 2005, Exobox has accumulated losses of $496,631. The ability of Exobox to emerge from the development stage with respect to any planned principal business activity is dependent upon our success in raising additional equity financing and/or attaining profitable operations. Management has plans to seek additional capital. There is no guarantee that Exobox will be able to complete any of the above objectives. These factors raise substantial doubt regarding Exobox's ability to continue as a going concern.


NOTE 3 - PATENTS

Exobox has nine technological inventions with patents pending in United States and throughout the world. The rights and interest include, among other things,
(i) the patent applications and any changes or amendments thereto, (ii) the invention, (iii) the technical information, trade secrets, identities of customers, studies, plans, drawings, blueprints and specifications, production methods, (iv) the embodiment of any claim described and claimed in any valid claim of the patent application, (v) right to file foreign patent applications, and (vi) any all patents resulting from current patent applications.

Patents are mainly comprised of legal services paid to a shareholder and patent application fees. No amortization will be recorded until the patents have been granted. Patents totaled $66,533 at October 31, 2005.


NOTE 4 - STOCKHOLDERS' EQUITY

Exobox is authorized to issue 500,000,000 shares of Series A common stock and undesignated common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value, of which 2,500,000 shares have been designated Series A convertible preferred stock, 1,500,000 shares have been designated Series B convertible preferred stock and 20,000 shares have been designated Series C convertible preferred stock.

Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders and holders of Class A common stock are entitled to 100 votes per share. Except as otherwise provided by law, the holders of shares of common stock vote as one class.

Except for the voting rights for Class A common stock, each share of common stock shall have the same relative powers, preferences and rights as, and shall be identical in all respects with, all our other shares of common stock.

Shares of Class A common stock convert to shares of common stock in certain circumstances, including (i) upon sale or other transfer, (ii) at the time the holder of shares of Class A common stock ceases to be affiliated with our company, and (iii) upon the sale of the shares in a registered public offering.

Preferred Stock

Exobox is authorized to issue 10,000,000 shares of preferred stock in one or more series.

Series A Convertible Preferred Stock. Exobox designated 2,500,000 shares as Series A convertible preferred stock." The shares of the Series A preferred stock rank prior to the common stock, and prior to any class or series of capital stock now outstanding or hereafter created. No dividends shall be payable to the holder of shares of Series A preferred stock, except dividends in liquidation. Each share of Series A preferred stock has the number of votes equal to the number authorized by the shares of Class A common stock into which such share of Series A preferred stock is then convertible. Except as otherwise required by law, the holders of shares of common stock and Series A preferred stock shall vote together and not as separate classes.

Series A preferred stock is convertible 12 months after issue into common stock. The shares of Series A preferred, along with the shares of Series B preferred, are convertible into 92% of the total outstanding common before the issuance of any shares of Series C preferred stock. The Series A preferred votes on an as converted basis.

Series B Preferred Stock. Exobox has designated 1,500,000 shares as Series B convertible preferred stock. The shares of the Series B preferred stock rank prior to the common stock; and prior to any class or series of capital stock now outstanding or hereafter created. No dividends shall be payable to the holder of shares of Series B preferred stock, except dividends in liquidation. Each share of outstanding Series B preferred stock has the number of votes equal to the number of shares of common stock into which such share of Series B preferred stock is then convertible. Except as otherwise required by law or by the Articles, the holders of shares of common stock and Series B preferred stock shall vote together and not as separate classes.

Series B preferred stock is convertible 12 months after issue into common stock. The shares of Series B preferred, along with the shares of Series A preferred, are convertible into 92% of the total outstanding common before the issuance of any shares of Series C preferred stock. The Series B preferred votes on an as converted basis.

Series C Preferred Stock. Exobox has designated 20,000 shares as Series C convertible preferred stock each in the face amount of $25. No dividends shall be payable to the holders of shares of Series C preferred stock.

The Shares of Series C preferred stock are collectively convertible into five (5%) percent of the total number of outstanding shares of all classes of common stock immediately after conversion of all outstanding shares of Series A, Series B, and Series C preferred stock.

Private Placement

During October and November 2005, Exobox issued 50 units comprised of convertible preferred stock and warrants to investors in a private placement totaling $1,000,000. As of October 31, 2005 cash proceeds totaled $980,000. Each unit was issued for $20,000 and was comprised of 2,202.985824 shares of Series B convertible preferred stock and one redeemable common stock purchase warrant. Each preferred share is convertible at any time into 90.785877 shares of common stock. Each warrant may be exercised to purchase 90,000 shares of common stock at an exercise price of $0.20 per share. The warrants are detachable and exercisable at any time on or after October 31, 2006 through October 31, 2010. During November 2005, the final unit was issued for $20,000.

Securities Purchase Agreement

 On September 20, 2005, Exobox entered into a securities purchase agreement with a third party to issue 20,000 shares of Series C preferred stock at the $25 face amount. The preferred shares will be issued in conjunction with the achievement of certain milestones reached in the development of the proprietary security software and with the passage of time after those milestones have been achieved.

The first milestone will be reached 20 days after OSR Open Systems Resources, Inc. ("OSR"), a third party vendor, commences on a draft of Exobox's Software Requirements Document ("SRD") which will be Exobox's software development plan for our first generation of products. On that day, Exobox will issue 4,000 Series C preferred shares in exchange for $100,000.

The second milestone will be the later of: (i) 45 days after the first milestone was achieved, or (ii) completion and delivery to Exobox by OSR of the SRD. On that day, Exobox will issue 4,000 Series C preferred shares in exchange for $100,000.

45 days after the second milestone has been achieved, Exobox will issue 6,000 Series C preferred shares in exchange for $150,000.

45 days after the third milestone has been achieved, Exobox will issue 6,000 Series C preferred shares in exchange for $150,000.

Stock Option, Stock Warrant and Stock Award Plan

On September 15, 2005, the Board of Directors approved a stock option, stock warrant and stock award plan for officers, directors, consultants and key employees of Exobox. Exobox will reserve 1,630,125 shares of common stock, warrants, options, preferred stock or any combination thereof for the plan.


NOTE 5 - INCOME TAXES

Exobox incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $496,631 at October 31, 2005, and will expire in the years 2023 through 2025.

At October 31, 2005, deferred tax assets consisted of the following:

                           Deferred tax assets                      $   173,820
                           Valuation allowance                        (173,820)
                                                                     ----------
                           Net deferred taxes                   $             0
                                                                ===============


NOTE 6 - RELATED PARTIES

Accounts payable to stockholders represent amounts owed to stockholders primarily for reimbursement of general and administrative costs paid on behalf of Exobox. Accounts payable to stockholders totaled $4,015 at October 31, 2005.

Certain of Exobox's stockholders have advanced cash to the company for working capital purposes. The advances are payable upon demand and do not accrue interest. Advances totaled $2,500 at October 31, 2005.

Exobox paid consulting fees to certain executive officers and stockholders totaling $6,000 during the three months ended October 31, 2005. There were no such related party consulting fees during the three months ended October 31, 2004.


NOTE 7 - COMMITMENTS

Beginning in September 2004, Exobox leases an office in Houston, Texas from a third party pursuant to an oral agreement for $500 per month. The lease is on a month-to-month basis. Rent expense totaled $1,500 for the three months ended October 31, 2005.

On October 26, 2005, Exobox entered into an agreement to acquire software design services from a third party, beginning January 1, 2006. The agreement totals $375,000 of which $75,000 was paid as a down payment on the date of the agreement. Exobox expects to pay the remaining balance of $300,000 within the next twelve months.

NOTE 8 - SUBSEQUENT EVENTS

On October 26, 2005, Exobox entered into an agreement to acquire software design services from OSR (see Note 4). Under the terms of the agreement, OSR will develop the software requirements and design documentation for producing Exobox's first generation of products from its patent-pending technology. Preparation for the project began in December of 2005, and the project was formally commenced on January 2, 2006, in a kickoff meeting among OSR and Exobox personnel. The agreement totals $375,000 of which $75,000 was paid as a non-refundable down payment on the effective date of the agreement. Exobox will pay the remaining balance of $300,000 in four (4) equal $75,000 increments, as certain benchmarks are accomplished by OSR. These benchmarks and related payments are scheduled for February 7, 2006, March 7, 2006, March 28, 2006 and April 18, 2006. The final design documentation is scheduled for completion by OSR and delivery to Exobox on or before April 18, 2006.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors
  Exobox Technologies Corp.
  (formerly known as Exobox Technologies LLC)
  (A Development Stage Company)
  Houston, Texas

We have audited the accompanying balance sheet of Exobox Technologies Corp. ("Exobox") (a development stage company) as of July 31, 2005, and the related statements of expenses, stockholders' equity, and cash flows for each of the two years then ended, and for the period October 21, 2002 (inception) through July 31, 2005. These financial statements are the responsibility of Exobox's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Exobox as of July 31, 2005, and the results of its operations and its cash flows for each of the two years then ended, and for the period October 21, 2002 (inception) through July 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Exobox will continue as a going concern. As discussed in Note 2 to the financial statements, Exobox has minimal operations and has accumulated a deficit during the development stage, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas

October 7, 2005

                            EXOBOX TECHNOLOGIES CORP.
                   (FORMERLY KNOWN AS EXOBOX TECHNOLOGIES LLC)
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                  July 31, 2005



                                              ASSETS
Current Assets -
   Cash                                                                                             $           54
                                                                                                    --------------

 Other Assets -
   Patents                                                                                                  54,033
                                                                                                    --------------

TOTAL ASSETS                                                                                        $       54,087
                                                                                                    ==============



                               LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable to stockholders                                                                 $        7,178
   Advances from stockholders                                                                                5,450
                                                                                                    --------------
     Total current liabilities                                                                              12,628

Commitments                                                                                                      -

STOCKHOLDERS' EQUITY:
  Common stock, $0.001 par value, 10,000,000 shares
    authorized, 5,000,000 shares issued and outstanding                                                      5,000
  Additional paid-in capital                                                                                369,000
  Deficit accumulated during the development stage                                                        (332,541)
                                                                                                    --------------
    Total stockholders' equity                                                                              41,459
                                                                                                    --------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                          $       54,087
                                                                                                    ==============



                            EXOBOX TECHNOLOGIES CORP.
                   (FORMERLY KNOWN AS EXOBOX TECHNOLOGIES LLC)
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENTS OF EXPENSES
     For the Years Ended July 31, 2005 and July 31, 2004, and For the Period
               October 21, 2002 (Inception) Through July 31, 2005

                                                                    Year                  Year               Inception
                                                                    Ended                Ended                Through
                                                                 July 31,              July 31,             July 31,
                                                                   2005                  2004                 2005
                                                             ------------------    -----------------     ----------------

Research and development                                     $                     $       137,195       $       288,259
                                                             0
Other general and administrative                                        11,939               15,660                 44,282
                                                             -----------------     ----------------      -----------------

Net loss                                                     $        (11,939)     $       (152,855)     $       (332,541)
                                                             ================      ================      ================

                            EXOBOX TECHNOLOGIES CORP.
                   (FORMERLY KNOWN AS EXOBOX TECHNOLOGIES LLC)
                          (A DEVELOPMENT STAGE COMPANY)
                           STATEMENTS OF STOCKHOLDERS'
                     EQUITY For the Period October 21, 2002
                        (Inception) Through July 31, 2005

                                                                                                             Deficit
                                                                                                           accumulated
                                           Members'                                                        during the
                                            Capital            Common stock              Additional        development
                                            Amount         Shares          Amount     paid-in capital        stage            Total
                                         ------------------------------------------------------------------------------------------
October 21, 2002 (LLC inception)         $          -               -      $      -    $       -           $         -    $     -

Capital contributions by members                234,000             -             -            -                     -      234,000

Net loss                                       (167,747)            -             -             -                     -   (167,747)

Balances, July 31, 2003                          66,253             -             -             -                     -      66,253

Capital contributions by members                140,000             -             -             -                     -     140,000

June 28, 2004 (corporation inception)          (206,253)       5,000,000      5,000        369,000            (167,747)          -

Net loss                                              -             -             -             -              (152,855)  (152,855)
                                          -----------------------------------------------------------------------------------------


Balances, July 31, 2004                               -      5,000,000        5,000        369,000             (320,602)     53,398

Net loss                                              -             -             -          -                  (11,939)   (11,939)

Balances, July 31, 2005                   $           -      5,000,000     $  5,000    $    369,000          $ (332,541) $   41,459
                                         ==========================================================================================

                            EXOBOX TECHNOLOGIES CORP.
                   (FORMERLY KNOWN AS EXOBOX TECHNOLOGIES LLC)
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
     For the Years Ended July 31, 2005 and July 31, 2004, and For the Period
               October 21, 2002 (Inception) Through July 31, 2005

                                                                                                                   Inception
                                                                                                                     Through
                                                                            July 31,           July 31,              July 31,
                                                                              2005               2004                  2005
------------------------------------------------------------------------- -------------- -- --------------- -- --------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss
                                                                          $    (11,939)     $    (152,855)     $    (332,541)
Adjustments to reconcile net loss to net cash used in operating activities:
     Increase in accounts payable from stockholders                               6,543               635              7,178
                                                                          -------------     -------------      -------------
NET CASH USED IN OPERATING ACTIVITIES                                           (5,396)         (152,220)           (325,363)
CASH FLOWS FROM INVESTING ACTIVITIES
   Investment in patents                                                                       (26,603)             (54,033)
                                                                          ---------------   -----------        -------------
                                                                          -
                                                                          -
NET CASH USED IN INVESTING ACTIVITIES                                                          (26,603)             (54,033)
                                                                          -
CASH FLOWS FROM FINANCING ACTIVITIES
   Capital contributions                                                                        140,000             374,000
                                                                          -
   Advances from stockholders                                                     6,450                 -              6,450
   Repayment of advances from stockholders                                      (1,000)                 -             (1,000)
                                                                          -------------     -------------      --------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                         5,450           140,000            379,450

NET CHANGE IN CASH                                                                   54          (38,823)                 54
   Cash balance, beginning                                                            -            38,823                  -
                                                                          -------------     -------------      -------------
   Cash balance, ending                                                   $          54     $           -      $          54
                                                                          =============     =============      =============
SUPPLEMENTAL DISCLOSURES:
   Cash paid for interest                                                 $                 $                  $               -
                                                                          -                 -
   Cash paid for income taxes                                                                                                   -
                                                                          -                 -

                            EXOBOX TECHNOLOGIES CORP.
                   (FORMERLY KNOWN AS EXOBOX TECHNOLOGIES LLC)
                          (A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS


         NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Nature of business. Exobox Technologies Corp. (formerly known as Exobox Technologies LLC) ("Exobox Delaware") was incorporated in Delaware on June 28, 2004 to patent and market proprietary internet security technology. Exobox Technologies LLC was incorporated in Texas on October 21, 2002 (Inception) and legally dissolved with the formation of Exobox Technologies Corp.

Exobox Delaware's fiscal year ends July 31.

Use of Estimates. In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and expenses in the statement of expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents. For purposes of the statement of cash flows, Exobox Delaware considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Impairment of Long-lived assets. Exobox periodically reviews the carrying value of intangible assets not subject to amortization to determine whether impairment may exist. SFAS 142, Goodwill and Other Intangible Assets, requires that certain intangible assets be assessed annually for impairment using fair value measurement techniques. The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets.

Revenue Recognition. Exobox Delaware recognizes revenue when persuasive evidence of an arrangement exists, services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. For the period from Inception to July 31, 2005, Exobox Delaware had no revenues.

Income Taxes. Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Recent Accounting Pronouncements. Exobox Delaware does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.


NOTE 2 - GOING CONCERN

From Inception to July 31, 2005, Exobox Delaware has accumulated a loss of $332,541. The ability of Exobox Delaware to emerge from the development stage with respect to any planned principal business activity is dependent upon its success in raising additional equity financing and/or attaining profitable operations. Management has plans to seek additional capital. There is no guarantee that Exobox Delaware will be able to complete any of the above objectives. These factors raise substantial doubt regarding Exobox Delaware's ability to continue as a going concern.


NOTE 3 - PATENTS

Exobox Delaware has nine technological inventions with patents pending in United States and throughout the world. The rights and interest include, among other things, (i) the patent applications and any changes or amendments thereto,
(ii) the invention, (iii) the technical information, trade secrets, identities of customers, studies, plans, drawings, blueprints and specifications, production methods, (iv) the embodiment of any claim described and claimed in any valid claim of the patent application, (v) right to file foreign patent applications, and (vi) any all patents resulting from current patent applications.

Patents are mainly comprised of legal services paid to a shareholder and patent application fees (see Note 9). No amortization will be recorded until the patents have been granted. Patents totaled $54,033 at July 31, 2005.


NOTE 4 - COMMON STOCK

In June 2004, Exobox Delaware issued 5,000,000 shares of common stock at par for no cash. 4,250,000 shares were issued to the former members of Exobox Technologies LLC so that each member's equity interest in the LLC would carry forward to the Corporation. 750,000 shares were issued to non-LLC members for their contributions to Exobox Delaware.

For fiscal year 2005, Exobox Delaware did not issue any common stock.


NOTE 5 - INCOME TAXES

Exobox Delaware incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $332,541 at July 31, 2005, and will expire in the years 2023 through 2025.

At July 31, 2005, deferred tax assets consisted of the following:

                           Deferred tax assets                     $     49,881
                           Valuation allowance                         (49,881)
                                                                  -------------
                           Net deferred taxes                    $            0
                                                                 ==============


NOTE 6 - ACCOUNTS PAYABLE TO STOCKHOLDERS

Accounts payable to stockholders represent amounts owed to stockholders primarily for reimbursement of general and administrative costs paid on behalf of Exobox Delaware. Accounts payable to stockholders totaled $7,178 at July 31, 2005.

NOTE 7 - ADVANCES FROM STOCKHOLDERS

Certain of Exobox Delaware's stockholders have advanced cash to the company for working capital purposes. The advances are payable upon demand and do not accrue interest. Advances totaled $5,450 at July 31, 2005.


NOTE 8 - COMMITMENTS

Beginning in September 2004, Exobox Delaware leases an office in Houston, Texas from a third party pursuant to an oral agreement for $500 per month. The lease is on a month-to-month basis. Rent expense totaled $5,500 for the year ended July 31, 2005. Rent expense for the year ended July 31, 2004 totaled $1,050.


NOTE 9 - RELATED PARTIES

During the year ended July 31, 2004, Exobox Delaware paid cash of $37,250 to related parties for consulting services, which is reflected in research and development expense. There were no such payments for the year ended July 31, 2005.

During the year ended July 31, 2004, Exobox Delaware paid cash of $27,915 to a shareholder for patent legal services which is recorded to Patent assets. There were no such payments for the year ended July 31, 2005.

NOTE 10 - SUBSEQUENT EVENTS

On September 15, 2005, Exobox Delaware entered into a merger agreement with Exobox Technologies Corp., a Nevada corporation (formerly, JinPin, Inc.) ("Exobox") wherby Exobox acquired 100% of the issued and outstanding common shares of Exobox Delaware in exchange for 3,513,825 shares of Exobox convertible preferred stock (2,392,915 shares of Series A convertible preferred stock and 1,120,910 shares of Series B convertible preferred stock). The Series A and B convertible preferred shares have the same voting rights as the common shares. The preferred shares are convertible after a 12 month period at a rate of 92% of the outstanding common stock as of the date of conversion. As of the closing date, Exobox was a non-operating shell corporation. Therefore, this transaction was accounted for as a recapitalization of Exobox Delaware, whereby Exobox Delaware was the accounting acquirer (legal acquiree) and Exobox was the accounting acquiree (legal acquirer).



Malone & Bailey, PC
                             www.malone-bailey.com
Houston, Texas

October 28, 2005

                                       14
                                    PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit No.                         Description
2                                   Agreement and Plan of Merger*
3.1                                 Amended and Restated Articles of Incorporation*
3.2                                 Certificate of Amendment to Articles of Incorporation**
3.3                                 By-laws*
4.1                                 Designation of Class A Common Stock (included in Exhibit 3.1) *
4.2                                 Designation of Series A Convertible Preferred Stock (included in Exhibit 3.1) *
4.3                                 Designation of Series B Convertible Preferred Stock (included in Exhibit 3.1) *
4.4                                 Designation of Series C Convertible Preferred Stock (included in Exhibit 3.1) *
4.5                                 Form of Warrants to purchase shares of common stock*
10.1                                Securities Purchase Agreement covering Series C Convertible Preferred Stock*
10.2                                Contract with Open System Resources, Inc. for preparation of Software*
10.3                                Employment Agreement with Robert B. Dillon**
10.4                                Employment Agreement with Michael C. Wittenburg**
10.5                                Employment Agreement with Michael G. Wirtz**
10.6                                Employment Agreement with Marcos Pernia**
10.7                                Employment Agreement with Reginald Goodman**
10.8                                Employment Agreement with Scott Copeland**
10.9                                Letter Agreement with MCC Financial Services Advisors, Inc.***
14                                  Code of Ethics*
24                                  Power of Attorney*

--------------------
* Previously filed with Form 10-SB on December 21, 2005 (Accession Number:
  0001059016-05-000236).
** Previously filed with Pre-Effective Amendment No. 1 to Form 10-SB on
   February 3, 2006 (Accession Number: 0001059016-06-000023).
*** Filed herewith.

                                   Signatures


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EXOBOX TECHNOLOGIES CORP.



By:/s/Robert B. Dillon
   ----------------------------------------
      Robert B. Dillon, President

Dated:   March 9, 2006

                                  EXHIBIT 10.9
           LETTER AGREEMENT WITH MCC FINANCIAL SERVICES ADVISORS, INC.

                                                                            MCC
                                                                      financial
                                                                       services

November 1, 2005

Robert B. Dillon
Exobox Technologies Corporation
6303 Beverly Hill   Suite 210
Houston  TX  77057

                           Re: Letter Agreement

     Dear Mr Dillon:

         Following our recent conversations, we are pleased to offer the financial advisory services of MCC Financial Services Advisors, Inc., a Delaware corporation ("MCC") to Exobox Technologies Corporation ("the Company") pursuant to the following agreement ("Agreement") as outlined below:

1. Scope of Engagement. MCC is hereby engaged by the Company to provide Investor Relations services out lined in Appendix A.

2. Fees. The Company hereby agrees to pay MCC the following amounts (collectively, the "Fees"):

2.1. Monthly Retainer. A non-refundable fee to MCC of $5,000 per month, with the first three months' retainer of $15,000 payable upon execution of this agreement. Thereafter a payment shall be sent to MCC pursuant to a monthly invoice sent to the Company. The retainer will continue to be $5,000 per month after the "Initial Term" (as defined in section 3.1) and any extensions thereof.

         2.2 Equity Component. The equity component of 50,000 Rule 144 shares is to be issued as follows: 25,000 shares issued to LIB Holdings, Inc.; 10,000 shares issued to Dilek Mir; and 15,000 shares issued to MCC Financial Service Advisors Inc. These shares are to be issued by December 1, 2005.

         2.3 Payment. For the avoidance of doubt, unless otherwise specified in writing and signed by the Parties hereto, all fees payable pursuant to this Section 2 and expenses payable pursuant to Section 4 shall be paid within 30 days after the issuance of an invoice by MCC. Any amounts not paid within this period shall bear interest at rate of two percent (2%) per month.

3.   Term; Termination.

3.1. Term. The initial term of this Letter Agreement shall be for a period of three months ("Initial Term"), commencing on the date of this Agreement written above. The Initial Term shall be automatically extended for successive one month terms unless terminated in writing pursuant to Section 3.2.

3.2. Termination. Any party may terminate this Exclusive Letter Agreement following the Initial Term upon no less than thirty (30) days advance written notice. Upon termination of this Agreement, all obligations of the parties hereto shall cease, except that the provisions of this Agreement contained in Section 2 and in Sections 4 through 9 shall continue in effect.

4. Expenses. The Company will reimburse MCC for all out of pocket expenses properly and reasonably incurred in the course of this Agreement, provided however, that the MCC member incurring such expense will notify the Company prior to incurring any single expense or series of related expenses in excess of $250.00. Payments for European presentations will be agreed upon and paid in advance. Expenses will be invoiced on a regular basis. Any expenses incurred or charged hereunder shall be calculated net of any applicable value added or sales tax which will also be paid by or charged to the Company. Any amount not paid within thirty (30) days of invoice will accrue interest at the rate of two percent (2%) per month.

5. Indemnity. The Company hereby agrees to indemnify and holds harmless MCC, its agents, representatives, employees, partners and independent contractors for any losses, damages or expenses that may be incurred by MCC or such other parties as a result of any breach of any covenant, agreement, representation or warranty made hereunder or any other loss, damage, attorney's fees, costs or expenses incurred by MCC or such other parties resulting from the acts or actions of the Company hereunder.

6. Confidentiality. The parties acknowledge that during the course of this Agreement that each of the parties will become acquainted with and will have access to information that is of a confidential and proprietary nature. Each of the parties further acknowledges that disclosure of such information could cause irreparable harm to the Company or MCC that would not be compensable by money damages. Accordingly, each of the parties hereto agrees to keep such information confidential and shall not disclose or allow disclosure to any third persons without the consent of the other party. In the event that there is a breach or a threatened breach of this confidentiality agreement, the parties agree that the offended party shall have an immediate right to seek injunctive relief in addition to money damages.

7.   The Company's Obligations / Provision of Information.

7.1. Information. The Company will provide MCC with all material information relevant to MCC's engagement hereunder. The Company will ensure that information so supplied is true and accurate in all material respects and is not misleading, whether by omission or otherwise.

7.2. Authorization. The Company confirms and undertakes that it has all necessary powers and has obtained or will obtain all necessary authorizations, consents, and approvals, including approvals from the board of directors of the Company, validly and lawfully required to enter into this Agreement, to conduct business as, when, and where it intends, and to conduct any and all services contemplated hereunder. The entering into of this Agreement does not violate the bylaws of the Company or any other Agreement.

7.3. Accuracy. In performing its services hereunder, MCC shall be entitled to assume the accuracy and completeness of all financial and other information that may be furnished to the MCC and MCC will not be responsible for independently verifying the accuracy and completeness of such information and the Company will review all materials prepared by the MCC for factual accuracy.

8. Authorization. Except where the Company expressly instructs MCC otherwise, MCC is entitled to assume that instructions (whether or not in writing or orally communicated) have been properly authorized by the Company if they are given by Robert B. Dillon, Michael G. Wirtz, Michael C. Wittenburg or Scott R. Copeland.

9.   Miscellaneous.

9.1. Assignment. This Agreement may not be assigned without the written consent of each of the parties hereto, such consent not to be unreasonably withheld.

9.2. Entire Agreement. This Agreement constitutes the entire understanding between the Company and the MCC with reference to the subject matter hereof and supersedes any prior understandings and agreements related thereto, whether written or oral.

9.3. Severability. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid by a court of competent jurisdiction, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those to which it is held invalid, shall not be affected thereby.

9.4. Currency. Unless otherwise specified in writing, all monies payable to any member of MCC hereunder shall be paid in U.S. Dollars.

9.5. Notices. Any notice required hereunder to be given by either party shall be in writing and shall be delivered personally or sent by certified or registered mail, postage prepaid, or by private courier, with written verification of delivery, or by facsimile transmission to the other party to the address or telephone number set forth below or to such other address or telephone number as either party may designate from time to time according to this provision. A notice delivered personally shall be effective upon receipt. A notice sent by facsimile transmission shall be effective twenty-four hours after the dispatch thereof. A notice sent by mail or private courier shall be effective on the third day after the day of mailing.

                  To MCC at:                                  To Company at:
                  332 Bleecker St. #K-56                      6303 Beverly Hill  Suite 210
                  New York, NY 10014                          Houston  TX  77057

                  Attention:  Laurel Moody.                   Attention: Robert B. Dillon

                  Fax:                                        Fax: 713-781-6175
                                                              With a copy to:
                                                              Robert L. Sonfield, Jr.
                                                              Sonfield & Sonfield
                                                              770 South Oak Post Lane, Suite 435
                                                              Houston TX 77056
                                                              Fax: 713-877-1547

9.6. Affiliates. In the context of this letter and, in particular, the provisions of this Agreement regarding the nature of MCC's engagement and Fees due to MCC hereunder, the Company shall be deemed to include the Company or any entity that controls, is controlled by, or is under common control with the Company ("Affiliates") and, accordingly, all obligations of the company hereunder shall be joint and several with its Affiliates.

9.7. Governing Law & Jurisdiction. This Agreement and all rights and obligations arising hereunder or in connection herewith are subject to and will be governed by and construed, performed and enforced in accordance with the laws of State of Delaware, without regard to conflicts of laws, and the parties submit to the exclusive jurisdiction of the courts located in Salt Lake County, State of Utah, for resolution of any disputes arising hereunder.

9.8.     Acknowledgments. The Company acknowledges that MCC:

9.8.1. is not providing any legal, accounting, or tax advice to the Company or any other person;

9.8.2. is acting as an independent contractor to provide the services described herein, and that no employment, partnership, joint venture, or fiduciary relationship has been created by this Agreement;

9.8.3. may subcontract a portion of the services to be performed by MCC hereunder to experienced and capable service providers;

9.8.4. is not responsible for advising the Company in respect of any applicable laws and regulations, and the Company undertakes to obtain appropriate advice in respect of all other laws and regulations which may be applicable in any relevant jurisdiction and promptly to communicate that advice to MCC insofar as the same is relevant to the carrying out of its services hereunder; and

9.8.5. will not incur any liability to the Company in respect of any breach of applicable laws or regulations where MCC has acted in good faith in the absence of or in accordance with such advice.

9.8.6. If the foregoing accurately reflects the agreement reached between the parties, please sign and return the attached copy of this Agreement to indicate your consent and acceptance of its terms, effective as of the date first set forth above.

         Yours faithfully:                                       Accepted:

      ---------------------------------------------------------- ----------------------------------------------------------
      MCC Financial Services Advisors, Inc.                      Exobox Technologies Corporation

      Signature:                                                 Signature:
      Name:                                                      Name:
      Title:                                                     Title:
      ---------------------------------------------------------- ----------------------------------------------------------

                                                                            MCC
                                                                      financial
                                                                       services
                                                 2425 Olympic Blvd. Suite #160E
                                                 SANTA MONICA, CALIFORNIA 90265
                                                            (310) 453-4667 x235
                                                            FAX: (310) 315-4333

From:  Ms. Ms. Laurel Moody
         MCC Financial Services Advisors, Inc.
         New York NY
         London UK
         Los Angeles, CA

To:      Robert B. Dillon
         President and Chief Executive Officer
         Exobox Technologies Corporation
         5931 Darwin Court
         Carlsbad, CA 90028

                           INVESTOR RELATIONS SERVICES

The following is a proposal for services to be delivered to Exobox Technologies Corporation (Pink sheets Symbol: EXBX). This document is intended as a general guide and outline of services. Specific services may be changed based upon the needs of EXBX.

     I.       Strategic Consulting

We will provide Investor and Public Relations consulting services with respect to positioning your equity in the public markets, media relations and placements, proper disclosure policies, communications strategy, financing strategy, assessment of public market reaction to proposed M&A or other major shifts in company strategy. With offices in New York, Los Angeles and London, we will leverage our network and experience to the benefit of EXBX.

     II.      Shareholder Communications

We are available to manage all shareholder communications. MCC Financial Services will receive all incoming phone calls and answer investor questions and concerns and return feedback to EXBX. In our experience, publicly traded companies often receive large volumes of phone calls from individual and professional investors. By providing this service, Management's time and energy can focus on building their business as opposed to being occupied with shareholder concerns and questions that can be better addressed by a third-party consultant.

     III.     Database Management & Emailing

We will build a database of corporate shareholders, brokers, analysts, and other interested parties. Each time a press release is disseminated, it will be sent to these individuals.

     IV.      Written Materials

We will prepare the following collateral materials. Other materials may also be created as required and agreed upon. Having the proper marketing materials is essential when presenting a corporate story to both the investment community and the media.

             A.  Corporate Profile

The Corporate Profile is analogous to an independent analyst's report. Because EXBX will control the content of the Corporate Profile it can be endorsed by you, be included in EXBX's investor kit and presented on the corporate Web site. In the absence of Wall Street analyst coverage, this document becomes even more valuable. The Corporate Profile will articulate the investment highlights, give an overview of your industry, and explain how EXBX is well positioned for growth. We will draft and do the layout/design of the Corporate Profile.



             B.  Create Slide Show

When EXBX is ready to make presentations in front of large groups of investors, we will create a slide show articulating your investment story. The slide show will be used in road shows to make presentations to groups of brokers or analysts. It may also be posted on EXBX's Web site.

             C.  Write and Distribute Press Releases

We will draft all releases, as requested by EXBX. We will consult with you on the timing and potential impact of releases so as to gain the most attention from the investment community. All press releases will be written to maximize potential media coverage and pick up by Dow, Reuters, and Bloomberg.

             D.  Web Site

We can assist in editing and creating copy for EXBX's Web site and we are available to consult on the layout of the site. From an Investor Relations perspective, including information such as press releases, corporate profiles, road show schedules, and research reports within a corporate Web site can be an effective tool in communicating with potential and current shareholders, individual investors, and brokers.

     V.       Media

Press releases will be distributed to industry trade publications and financial publications that are relevant to EXBX. The proper communications and screening of media calls and emails can be critical in presenting the right image to the trade and investment community.

     VI.      Market Work

The goal is to create as much visibility as possible for your equity in the public markets. The following is a list of services that we can provide for you when EXBX is ready to present its story to the street. We will work with EXBX to time initial presentations.

         A.       Broker Contact

We can arrange meetings for you with brokers in the cities in which you are traveling. Because we have offices in New York and Los Angeles, those would naturally be our strongholds. These meetings may constitute one-on-one meetings with high producing brokers as well as group presentations.

B.        Portfolio Manager and Analyst Contact

We will make the proper introductions with micro-cap managers that can invest in market caps under $500 million. We will arrange meetings with money managers to suit your road show schedule.

C.       Investment Banking and Funding


If the Company is seeking funding or new banking relationships, we will also include meetings and introductions with various funding sources including investment banks. As an IR firm, we do not provide fund raising services ourselves. However, we do make introductions to firms that do provide funding.

Compensation

Our compensation will include a retainer of $5000 per month, with the first three months retainer of $15,000 payable upon execution of a Letter Agreement between EXBX and MCC Financial Services Advisors. The compensation package will also include 50,000 shares of Rule 144 Stock of EXBX stock. After the initial 90-day period, either party may cancel the agreement given 30 days written notice to the other. Out of pocket expenses such as telephone, postage, and photocopies are billable to EXBX at the beginning of each month. These expenses are not to exceed $250 per month, unless approved in advance by EXBX.